

April 11, 2013

Via E-mail
Mr. Brad T. Irick
Executive Vice President and Chief Financial Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway,
Houston, Texas   77040

     Re: HCC Insurance Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 001-13790

Dear Mr. Irick:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

General

1. Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

2. You disclose that your results include the impact of catastrophic events including Superstorm Sandy in 2012, the Chile Earthquake in 2010 and several events in 2011 and disclose the impact of net catastrophe losses on key metrics on page 46. Please provide us proposed revised disclosure to be included in future periodic reports that:

- Discloses the amount of total catastrophe losses recorded for each period presented;
- Discloses the losses recorded for each significant catastrophe;
- Indicates how you identify an individual catastrophe as being significant; and
- Discloses the amount of significant prior period loss development by significant catastrophe in each period presented.

Segment Operations, page 39

3. Your discussion of prior period loss development for your segments does not appear to address in all cases the underlying reasons for the prior period reserve developments. For example, explaining developments as "related to lower than expected reported loss development in underwriting years 2003-2006, partially offset by higher expected losses in the 2008 underwriting year" or to "additional losses related to our increase in the ultimate loss ratio for accident year 2011" due to "revised assumptions with regards to the frequency and severity of claims in the 2008-2011 accident years" does not appear to be sufficiently informative. Please provide us proposed revised disclosure to be included in future periodic reports that includes a discussion of the underlying reasons for the adverse and favorable prior period reserve developments for all periods presented. Please ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition was not appropriate in earlier periods.

Investing Segment, page 47

4. You disclose that the weighted-average duration of your fixed maturity securities portfolio dropped during the past three years primarily due to the impact of lower market interest rates and you disclose the prepayment risk of your investment portfolio in a risk factor on page 23 and in the Interest rate Risk section on page 62. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields in your proposed disclosure.

Liquidity and Capital Management, page 51

5. Your liquidity and cash flows discussion is limited mainly to your consolidated operations and does not address the significant sources and uses of cash at the segment level other than through references to your surety and assumed accident and health reinsurance businesses. Please provide us proposed revised disclosure to be included in future periodic reports that revises your "Liquidity and Capital Management" discussion to address the significant sources and uses of cash that impact liquidity by line of business or segment.

Critical Accounting Policies,
Reserves, page 55

6. It is unclear from your current disclosures how you adjust the key assumptions used in calculating the current year loss reserves due to changes in frequency, severity and other factors. Please provide us proposed revised disclosure to be included in future periodic reports to clarify how current loss development assumptions differ from historical loss development assumptions. Please also disclose the key assumptions revised in calculating the current year loss reserves and why these revisions are appropriate in light of recent loss development trends.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(6) Liability for Unpaid Loss and Loss Adjustment Expense, page F-25

7. Please provide us proposed revised disclosure to be included in future periodic reports that explains and quantifies the major loss reserve developments on a gross basis for all periods presented. For example, it is unclear from your current disclosure the nature of favorable developments that when combined with the $43.3 million adverse development related to the Spanish surety bonds results in a $10.1 million net favorable development.

(15) Statutory Information, page F-38

8. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether statutory policyholders' surplus is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel at (202) 551-3575 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant